November 21, 2005

Mail Stop 3651

 BY U.S. Mail and Facsimile [ (914) 701 - 8081 ]

 Mr. Jeffrey H. Erickson
   President and Chief Executive Officer
 ATLAS AIR WORLDWIDE HOLDINGS, INC.
 2000 Westchester Avenue
 Purchase, New York  10577

 	Re:	Atlas Air Worldwide Holdings, Inc.
Supplemental response letter dated November 3, 2005 regarding the Form 10-K for Fiscal Year Ended December 31, 2004
 		File No. 1-16545

Dear Mr. Erickson:

	We have reviewed your supplemental response letter to us dated
November 3, 2005 in response to our letter of comment dated
October
13, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response, should be submitted in electronic form, under the label "corresp", and be provided within 10 business days from the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





FORM 10-K (Fiscal Year Ended December 31, 2004)

Management`s Discussion and Analysis, page 29

Results of Operations

1. Refer to your response to prior comment 3. If management believes that a comparative discussion of the segments would be misleading or overly confusing because attempts to disclose or explain exceptions that affect comparability would not be practicable, we will not object to the omission of such a discussion. However, if this is the case, please state this fact in the filing.

Consolidated Results, page 34

2. Refer to your response to prior comment 4. We note that you intend to disclose the impact of fuel surcharges in fiscal 2005 if significant and where changes in such revenue can be properly quantified. For all periods presented, current or prior, in which the impact of fuel surcharges appears significant but you are unable to quantify that impact due to system limitations, please state this fact in your narrative.

Financial Statements
Note 3. Reorganization and Fresh-Start Accounting, page 56
3. We have reviewed your response to prior comment 6 and note your disclosures included on pages 59 through 61 of the filing, and the related cross-reference to Note 3 contained in MD&A-Critical Accounting Policies: Fresh-Start Accounting on page 44. However, we believe Note 3 or MD&A should be expanded to discuss the factors used by the Company and financial consultants in determining the reorganization value, such as discount rates, tax rates, the number of years for which cash flows are projected, the method of determining terminal value, and the assumptions about which there was a reasonable possibility of the occurrence of a variation that would have significantly affected measurement of the reorganization value
(e.g., a description of the number of certain uncertainties and contingencies beyond the Company`s control that impacted the estimates and assumptions used in determining the fair value of the assets and liabilities). Your current disclosure that estimates and assumptions are subject to uncertainties and contingencies is not sufficiently detailed and specific.


Closing

      You may contact Ms. Beverly A. Singleton at (202) 551-3328, Staff Accountant, or Ms. Margery Reich at (202) 551-3347, Senior Staff Accountant, if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief


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Jeffrey H. Erickson
Atlas Worldwide Holdings, Inc.
November 21, 2005
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